SECURI[illegible] 05037689 [illegible]SSION

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SEC FILE NUMBER
8-31826

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **PrimeVest Financial Services**, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 1st Street South, Suite 300
(No. and Street)

St. Cloud	**MN**	**56301**
(City)	(State)	(Zip Code)

SEC MAIL PROCESSING RECEIVED FEB 28 2005 WASH., D.C. 185 SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steve Schmitz **320-656-4309**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

600 Peachtree Street Ste 2800	**Atlanta**	**GA**	**30308**
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 23 2005 E
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

SD 3/22

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Mark Paul Shelson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PrimeVest Financial Services, as of February 21, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

JULIE ANNE PREUSSER
Notary Public
Minnesota
No. 20411045
My Commission Expires January 31, 2008

Notary Public

Signature

CFO

Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

AUDITED CONSOLIDATED FINANCIAL STATEMENT

PrimeVest Financial Services, Inc. and Subsidiaries

December 31, 2004

with Report of Independent Registered Public Accounting Firm

PrimeVest Financial Services, Inc. and Subsidiaries
Audited Consolidated Financial Statement
December 31, 2004

Contents

ERNST & YOUNG

Ernst & Young LLP
Suite 2800
600 Peachtree Street
Atlanta, Georgia 30308-2215

Phone: (404) 874-8300
www.ey.com

Report of Independent Registered Public Accounting Firm

Stockholder and Board of Directors
PrimeVest Financial Services, Inc.

We have audited the accompanying consolidated statement of financial condition of PrimeVest Financial Services, Inc. and Subsidiaries (the "Company," a wholly owned subsidiary of Lion Connecticut Holdings, Inc., which is a wholly owned subsidiary of ING America Insurance Holdings, Inc.) as of December 31, 2004. This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of PrimeVest Financial Services, Inc. and Subsidiaries as of December 31, 2004 in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

Atlanta, Georgia
February 15, 2005

PrimeVest Financial Services, Inc. and Subsidiaries
Consolidated Statement of Financial Condition
December 31, 2004

Assets		
Cash and cash equivalents	$	22,935,188
Receivable from brokers, dealers, and clearing organizations		317,881
Receivable from customers, net of allowance for doubtful accounts of $250,363		29,799,065
Commissions receivable		3,242,899
Due from affiliates		391,805
Deferred tax asset		2,355,089
Other assets		9,386,767
Total assets	$	68,428,694
Liabilities and stockholder's equity		
Liabilities:		
Payable to brokers, dealers, and clearing organizations	$	1,862,697
Payable to customers		9,731,413
Commissions payable		11,334,886
Due to affiliates, including $1,061,081 under tax allocation agreement		3,209,197
Other liabilities		11,213,392
Total liabilities		37,351,585
Stockholder's equity:		
Common stock, $10 par value; 1,000,000 shares authorized; 81,468 shares issued and outstanding		814,680
Additional paid-in capital		19,820,206
Retained earnings		10,442,223
Total stockholder's equity		31,077,109
Total liabilities and stockholder's equity	$	68,428,694

The accompanying notes are an integral part of this financial statement.

1. Nature of Business and Ownership

PrimeVest Financial Services, Inc. and Subsidiaries (the "Company) is a registered securities broker-dealer that provides securities brokerage, insurance, and investment advisory services to customers through financial institutions. The Company also provides correspondent clearing services to affiliated and unaffiliated introducing broker-dealers. The Company is a wholly owned subsidiary of Lion Connecticut Holdings, Inc. ("LCH" or the "Parent"). LCH is a wholly owned subsidiary of ING America Insurance Holdings, Inc. ("ING AIH"). ING AIH is a wholly owned subsidiary of ING Groep N.V., a global financial services holding company based in The Netherlands.

The consolidated financial statements include the accounts of PrimeVest Financial Services, Inc. and its wholly owned subsidiaries: Compulife Inc., Compulife Investor Services, Inc., Compulife Agency, Bancnorth Investment Group, Inc. ("Bancnorth"), Guaranty Brokerage Services, Inc. ("Guaranty"), PrimeVest Insurance Agency of Texas, Inc., PrimeVest Insurance Agency of New Mexico, Inc., PrimeVest Insurance Agency of Oklahoma, Inc., PrimeVest Insurance Agency of Ohio, Inc., PrimeVest Insurance Agency of Alabama, Inc., PrimeVest Insurance Agency of Nevada, Inc., PrimeVest Insurance Agency of Wyoming, Inc. and Branson Insurance Agency, Inc. Bancnorth and Guaranty are introducing securities brokers established for the purpose of providing securities brokerage and insurance services to customers through financial institutions. The PrimeVest insurance agencies were incorporated in their respective states for the purpose of providing the Company's customers with insurance products. All significant intercompany balances and transactions have been eliminated in consolidation.

2. Summary of Significant Accounting Policies

General

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers investments that can be redeemed on demand to be cash and cash equivalents.

Securities Owned

Securities owned are stated at fair value. Fair value generally is based on published market prices or other relevant factors, including dealer price quotations and valuation pricing models which take into account time value and volatility factors underlying the securities. As of December 31, 2004, the Company owned securities in the amount of $620,107, which is included in other assets on the consolidated statement of financial condition.

Receivable from Customers

Receivables from customers are shown at their net realizable value. Uncollectible receivables are charged to operations during the period they are determined to be uncollectible.

Furniture, Equipment and Leasehold Improvements

Furniture, office equipment, and leasehold improvements are stated at cost and depreciated using the straight-line method over their estimated useful lives of three to ten years. Furniture and equipment in the amount of $301,633, net of accumulated depreciation of $1,172,322, and leasehold improvements in the amount of $953,331, net of accumulated depreciation of $136,002, are included in other assets on the consolidated statement of financial condition. For the year ended December 31, 2004, depreciation of furniture, office equipment and leasehold improvements totaled $391,463 and is included in other expenses in the consolidated statement of operations.

Income Taxes

Deferred income tax assets and liabilities result from temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years.

Liabilities Subordinated to the Claims of General Creditors

At December 31, 2004, and during the year then ended, the Company had no liabilities subordinated to the claims of general creditors.

3. Income Taxes

The results of the Company's operations are included in the consolidated tax return of ING AIH. ING AIH and its subsidiaries each report current income tax expense as allocated under a consolidated tax allocation agreement. Generally, this allocation results in profitable companies recognizing a tax provision as if the individual company filed a separate return and loss companies recognizing benefits to the extent of their losses.

Deferred income taxes have been established by each member of the consolidated group based upon the temporary differences within each entity. Significant components of the Company's deferred tax assets and liabilities at December 31, 2004, are as follows:

Deferred tax assets:	
Pension	$ 964,454
Amortization	408,103
Bonuses	390,752
Convention	373,692
Legal fees	331,600
Other	330,403
Deferred compensation	260,467
Total deferred tax assets	3,059,471
Deferred tax liabilities:	
Prepaid expenses	704,382
Net deferred tax asset	$ 2,355,089

Management has evaluated the need for a valuation allowance for the deferred tax asset and believes that the deferred tax asset will more likely than not be realized. Accordingly, no valuation allowance has been recognized.

4. Employee Benefits

401(k) and Pension Plans

The employees of the Company are covered by a variety of employee benefit plans (both 401(k) and pension) that are administrated by affiliates. The different plans have various eligibility standards, vesting requirements, and guidelines for matching. The Company had no separate employee benefit plan in 2004 and relied on its affiliated companies to cover all eligible employees. All benefits that were paid by these affiliates were charged back to the Company for reimbursement.

5. Commitments

The Company leases office space and office equipment under various noncancelable operating leases. In addition to base rents, certain operating costs of the leased premises are also to be paid. Minimum payments required under these leases for each of the five succeeding years are approximately as follows:

2005	$ 920,980
2006	939,215
2007	947,097
2008	777,675
2009	36,314
Total	$ 3,621,281

6. Contingencies

The Company is party to a number of claims and lawsuits/arbitrations arising in the course of their normal business activities. Although the ultimate outcome of these claims cannot be ascertained at this time, it is the opinion of management that these matters, when resolved, will not have a material effect on the Company's results of operations or financial condition.

7. Related Party Transactions

ING Brokers Network, LLC ("ING BN") (an affiliated company) and ING AIH performed certain general administrative services for the Company.

Amounts reported in the statement of financial condition related to transactions and agreements with affiliates may not be the same as those recorded if the Company was not a wholly owned subsidiary of its Parent.

8. Short-Term Borrowings

The Company has a $50,000,000 discretionary line of credit available with a nationally recognized financial institution. Outstanding borrowings are secured by customer margin securities. There were no outstanding borrowings at December 31, 2004. The line of credit is due on demand.

9. Off-Balance Sheet Risk

Financial instruments recorded at fair value on the Company's consolidated statement of financial condition include securities owned and securities sold, not yet purchased. Other financial instruments are recorded by the Company at contract amounts and include receivables from and payables to brokers, dealers, and clearing organizations and receivables from and payables to customers. Financial instruments carried at contract amounts which approximate fair value either have short-term maturities (one year or less), are repriced frequently, or bear market interest rates and, accordingly, are carried at amounts approximating fair value.

The Company's customer activities involve the execution, settlement, and financing of various securities transactions. These activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased and the writing of options contracts. Such transactions may expose the Company to off-balance-sheet risk in the event that margin requirements are not sufficient to fully cover losses that customers incur, or contrabrokers are unable to meet the terms of the contracted obligations.

In the event a customer or broker fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. The Company seeks to control the risk associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and pursuant to such guidelines, requires customers to deposit additional collateral, or reduce positions, when necessary.

10. Net Capital Requirements and Other Regulatory Matters

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company computes its net capital requirements under the alternative method provided for in Rule 15c3-1. The rule requires the maintenance of minimum net capital of the greater of $250,000 or 2% of aggregate debit items. At December 31, 2004, the Company had net capital of $19,002,021, which was $18,373,318 in excess of required net capital of $628,703. The Company's ratio of net capital to aggregate debit items was 60%.